SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 18, 2005

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6501 Legacy Drive
Plano, Texas   75024-3698

(Address of principal executive offices)   (Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ] **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ] **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ] **Pre-commencement communications pursuant to Rule 13d-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01   Entry into a Material Definitive Agreement

On March 18, 2005, J. C. Penney Company, Inc. ("Company") entered into a letter agreement ("Agreement") with Myron E. Ullman, III, in order to clarify certain expense reimbursement and other benefits in the arrangement pursuant to which Mr. Ullman has agreed to serve as Chairman and Chief Executive Officer of the Company. A copy of the Agreement is attached as Exhibit 10.1 and incorporated by reference into this report.

Item 8.01   Other Events

On March 18, 2005, J. C. Penney Company, Inc. ("Company") announced a new $1 billion capital structure repositioning program to be funded by approximately $600 million of free cash flow generated in 2004 and $400 million previously allocated to the early retirement of the 7.4% Debentures due 2037. The program consists of $750 million of common stock repurchases and $250 million of open-market debt repurchases. It is expected to be completed by year end. (See News Release of March 18, 2005 attached as Exhibit 99.1)

Item 9.01(c)   Exhibits

Exhibit 10.1   Letter Agreement between Myron E. Ullman, III and J. C. Penney Company, Inc., dated March 18, 2005.

Exhibit 99.1   News Release, dated March 18, 2005, announcing a capital repositioning program of J. C. Penney Company, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Joanne L .Bober_____
        Joanne L. Bober
        Senior Vice President, General Counsel
        and Secretary

Date: March 22, 2005

EXHIBIT INDEX

Exhibit Number	Description
10.1	Letter Agreement between Myron E. Ullman, III and J. C. Penney Company, Inc., dated March 18, 2005.
99.1	News Release, dated March 18, 2005, announcing a capital repositioning program of J. C. Penney Company, Inc.

Exhibit 10.1

PRIVILEGED AND CONFIDENTIAL

[letter from Compensation Committee Chair to MEU]

Dear Mike,

The purpose of this letter is to clarify certain aspects of the arrangement under which you have agreed to serve as Chairman and Chief Executive Officer of J. C. Penney Company. You are entitled to relocation, travel and expense reimbursement and vacation benefits that are appropriate and reasonable for a Chairman and Chief Executive Officer. As a designated key associate, you are required to comply with the security and related measures identified by our independent security consultant and which are required by applicable IRS regulations. In addition, you are entitled to participate in all other plans, programs, policies and practices provided by the Company, subject to the same terms and conditions as are made available to the senior officers of the Company.

Yours sincerely,

On Behalf of the Human Resources and Compensation
Committee of the Board of Directors

/s/ Burl Osborne

Burl Osborne

Acknowledged and Agreed:

/s/ Myron.E. Ullman, III

Myron.E. Ullman, III

Exhibit 99.1



it's all inside:
JCPenney
stores | catalog | .com
News Release

JCPENNEY ANNOUNCES NEW CAPITAL STRUCTURE REPOSITIONING PROGRAM

$1 Billion Program Targeted for Equity and Debt Reductions

Company Declares May 2, 2005 Dividend

PLANO, Texas, March 18, 2005 – J. C. Penney Company, Inc. (NYSE:JCP) today announced that its Board of Directors has approved a new $1 billion capital structure repositioning program. The new program is to be funded with approximately $600 million of free cash flow generated in 2004 and $400 million previously allocated to the early retirement of the 7.4% Debentures due 2037. The 2037 Debentures contained a put option that expired March 1, 2005, with virtually all of the debentures remaining outstanding.

The program consists of $750 million of common stock repurchases and $250 million of open-market debt repurchases, and is expected to be completed by the end of the year. As previously disclosed, the Company expects to take pre-tax charges of approximately $30 million, or $0.08 per share, during 2005 related to the early retirement of debt, which will continue to be reported separately as "bond premiums and unamortized costs."

Robert Cavanaugh, Executive Vice President and Chief Financial Officer said, "The expansion of our capital structure repositioning is made possible by the Company's consistent operating improvement, strong liquidity, and positive free cash flow. This new program reflects the confidence we have in our business and further strengthens our financial profile."

The following update pertains to the capital structure repositioning program announced in August 2004. As of March 17, 2005, the Company had repurchased 51.8 million shares of common stock for about $2 billion, representing about 68% of the 2004 repurchase program.

The Company will complete the August 2004 debt reduction program in May with the maturity and payment of the $193 million 7.05% Note on May 23, 2005.

In addition, the Company announced that its Board of Directors declared a quarterly dividend of $0.125 per share on its common stock, payable May 2, 2005, to the Company's stockholders of record at the close of business on April 8, 2005.

For further information, contact:

<u>Investor Relations</u>
Bob Johnson; (972) 431-2217; rvjohnso@jcpenney.com
Ed Merritt; (972) 431-8167; emerritt@jcpenney.com

<u>Public Relations</u>
Quinton Crenshaw; (972) 431-5581; qcrensha@jcpenney.com
Tim Lyons; (972) 431-4834; tmlyons@jcpenney.com

<u>**About JCPenney**</u>

J. C. Penney Corporation, Inc., the wholly-owned operating subsidiary of J. C. Penney Company, Inc., is one of America's largest department store, catalog, and e-commerce retailers, employing approximately 150,000 associates. As of January 29, 2005, J. C. Penney Corporation, Inc. operated 1,017 JCPenney department stores throughout the United States and Puerto Rico, and 62 Renner department stores in Brazil. JCPenney Catalog, including e-commerce, is the nation's largest catalog merchant of general merchandise, and JCPenney.com is one of the largest apparel and home furnishings sites on the Internet. J. C. Penney Corporation, Inc. is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high quality after school programs to help them reach their full potential.

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect the company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, changes in management, and government activity. Please refer to the company's most recent Form 10-K and subsequent filings for a further discussion of risks and uncertainties. Investors should take such risks into account when making investment decisions. We do not undertake to update these forward-looking statements as of any future date.

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